As filed with the Securities and Exchange Commission on July 23, 2025.
Registration Nos. 33-83548
811-08748

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form N-1A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
☒
Pre-Effective Amendment No.
☐
Post-Effective Amendment No. 54
☒
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
☒
Amendment No. 55
☒
(Check Appropriate Box or Boxes)

COLUMBIA FUNDS VARIABLE SERIES TRUST
(Exact Name of Registrant as Specified in Charter)

290 Congress Street, Boston, Massachusetts 02210
(Address of Principal Executive Offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (800) 345-6611

Daniel J. Beckman c/o Columbia Management Investment Advisers, LLC 290 Congress Street Boston, Massachusetts 02210	Ryan C. Larrenaga, Esq. c/o Columbia Management Investment Advisers, LLC 290 Congress Street Boston, Massachusetts 02210
(Name and Address of Agents for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).
This Post-Effective Amendment relates to all series of the Registrant.
EXPLANATORY NOTE
This Post-Effective Amendment No. 54 to the Registration Statement on Form N-1A (File No. 33-83548) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 54 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 54 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 54 shall become effective upon filing with the SEC.
Prior to June 1, 2025, Columbia Funds Variable Series Trust was known as Wanger Advisors Trust.

PART C. OTHER INFORMATION
Item 28. Exhibits
Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(a)(1)	Agreement and Declaration of Trust	Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #2 on Form N-1A	(1)	4/19/1996
(a)(1)(i)	Amendment No.1 to the Agreement and Declaration of Trust	Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #53 on Form N-1A	(a)(1)(i)	4/25/2025
(a)(1)(ii)	Amendment No.2 dated July 7, 2025, to the Agreement and Declaration of Trust of Columbia Funds Variable Series Trust (formerly Wanger Advisors Trust)	Filed Herewith	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #54 on Form N-1A	(a)(1)(ii)	7/23/2025
(b)	By-laws dated December 20, 2004, as amended through July 7, 2025, for Columbia Funds Variable Series Trust (formerly Wanger Advisors Trust)	Filed Herewith	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #54 on Form N-1A	(b)	7/23/2025
(c)(1)	Specimen Share Certificate – Wanger U.S. Small Cap	Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #1 on Form N-1A	*	8/25/1995
(c)(2)	Specimen Share Certificate – Wanger International Small Cap	Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #1 on Form N-1A	*	8/25/1995
(d)(1)	Management Agreement, dated April 1, 2025, between Columbia Wanger Asset Management, LLC, Columbia Acorn Trust and Columbia Funds Variable Series Trust	Incorporated by Reference	Columbia Acorn Trust	2-34223	Post-Effective Amendment #118 on Form N-1A	(d)(2)	4/4/2025
(d)(2)
Novation of Management Agreement,
dated July 7, 2025, between Columbia
Acorn Trust, Columbia Funds Variable
Series Trust (formerly Wanger Advisors
Trust), Columbia Wanger Asset
Management, LLC and Columbia
Management Investment Advisers, LLC
		Incorporated by Reference	Columbia Acorn Trust	2-34223	Post-Effective Amendment #120 on Form N-1A	(d)(2)	7/18/2025
(e)(1)
Distribution Agreement, dated March 1,
2025, by and between Registrant,
Columbia Funds Variable Insurance
Trust, Columbia Funds Variable Series
Trust II and Columbia Management
Investment Distributors, Inc.
		Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #97 on Form N-1A	(e)(1)	4/7/2025
(e)(1)(i)
Schedule I, effective July 1, 2025, and
Schedule II, dated September 7, 2010, to
the Distribution Agreement, dated March
1, 2025, between Registrant, Columbia
Funds Variable Insurance Trust,
Columbia Funds Variable Series Trust II
and Columbia Management Investment
Distributors, Inc.
		Filed Herewith	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #54 on Form N-1A	(e)(1)(i)	7/23/2025
(f)	None
(g)	Custody Agreement among JPMorgan Chase Bank, N.A., Columbia Acorn Trust and Columbia Funds Variable Series Trust dated December 15, 2010, effective July 22, 2011, with Addendums dated July 14, 2011	Incorporated by Reference	Columbia Acorn Trust	2-34223	Post-Effective Amendment #91 on Form N-1A	(g)	8/17/2011

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(h)(1)
Shareholder Services Agreement by and
between the Registrant, Columbia Funds
Variable Insurance Trust, Columbia
Funds Variable Series Trust II and
Columbia Management Investment
Services Corp., dated April 1, 2025
		Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #97 on Form N-1A	(h)(1)	4/7/2025
(h)(1)(i)
Schedule A, effective July 1, 2025, and
Schedule B, effective July 1, 2017, to the
Shareholder Services Agreement by and
between the Registrant, Columbia Funds
Variable Insurance Trust, Columbia
Funds Variable Series Trust II and
Columbia Management Investment
Services Corp., dated April 1, 2025
		Filed Herewith	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #54 on Form N-1A	(h)(1)(i)	7/23/2025
(h)(2)
Amended and Restated Fee Waiver and
Expense Cap Agreement, effective July
1, 2025, between Columbia Management
Investment Advisers, LLC, Columbia
Management Investment Distributors,
Inc., Columbia Management Investment
Services Corp., Columbia Acorn Trust,
Columbia Credit Income Opportunities
Fund, Columbia Funds Series Trust,
Columbia Funds Series Trust I,
Columbia Funds Series Trust II,
Columbia Funds Variable Insurance
Trust, Columbia Funds Variable Series
Trust and Columbia Funds Variable
Series Trust II
		Incorporated by Reference	Columbia Acorn Trust	2-34223	Post-Effective Amendment #120 on Form N-1A	(h)(2)	7/18/2025
(h)(2)(i)
Schedule A, as of July 1, 2025, to the
Amended and Restated Fee Waiver and
Expense Cap Agreement, effective July
1, 2025, between Columbia Management
Investment Advisers, LLC, Columbia
Management Investment Distributors,
Inc., Columbia Management Investment
Services Corp., Columbia Acorn Trust,
Columbia Credit Income Opportunities
Fund, Columbia Funds Series Trust,
Columbia Funds Series Trust I,
Columbia Funds Series Trust II,
Columbia Funds Variable Insurance
Trust, Columbia Funds Variable Series
Trust and Columbia Funds Variable
Series Trust II
		Incorporated by Reference	Columbia Acorn Trust	2-34223	Post-Effective Amendment #120 on Form N-1A	(h)(2)(i)	7/18/2025
(h)(3)
Participation Agreement among
Columbia Funds Variable Series Trust,
Phoenix Home Life Mutual Insurance
Company, Columbia Wanger Asset
Management, L.P. and Columbia
Management Distributors, Inc. dated
May 6, 2008
		Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #25 on Form N-1A	(h)(7)	2/22/2010
(h)(4)
Participation Agreement among
Columbia Funds Variable Series Trust,
PHL Variable Insurance Company,
Columbia Wanger Asset Management,
L.P. and Columbia Management
Distributors, Inc. dated April 4, 2008
		Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #25 on Form N-1A	(h)(8)	2/22/2010

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(h)(5)
Participation Agreement between
Columbia Funds Variable Series Trust
and Aegon Financial Services Group,
Inc. (formerly Providian Life and Health
Insurance Company and formerly
National Home Life Assurance
Company) dated May 19, 1995
		Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #2 on Form N-1A	(9)(a)(4)	4/19/1996
(h)(5)(i)
Amendment No. 1 to the Participation
Agreement between Columbia Funds
Variable Series Trust and Aegon
Financial Services Group, Inc. (formerly
Providian Life and Health Insurance
Company and formerly National Home
Life Assurance Company) dated
December 16, 1996
		Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #3 on Form N-1A	(9)(a)(3)	4/21/1997
(h)(5)(ii)
Participation Agreement between
Columbia Funds Variable Series Trust
and Aegon Financial Services Group,
Inc. (formerly First Providian Life and
Health Insurance Company) dated
November 15, 1996, and Amendment
No. 1 dated December 16, 1996
		Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #3 on Form N-1A	(9)(a)(4)	4/21/1997
(h)(6)	Participation Agreement between Columbia Funds Variable Series Trust and Keyport Benefit Life Insurance Company dated September 29, 2000	Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #13 on Form N-1A	(h)(7)	4/25/2001
(h)(7)	Participation Agreement between Columbia Funds Variable Series Trust and Keyport Life Insurance Company dated September 29, 2000	Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #13 on Form N-1A	(h)(8)	4/25/2001
(h)(8)	Participation Agreement among Columbia Funds Variable Series Trust, Liberty Funds Distributor, Inc. and Transamerica Life Insurance Company dated May 1, 2002	Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #15 on Form N-1A	(h)(13)	4/10/2003
(h)(8)(i)	Amendment No. 1 to the Participation Agreement among Columbia Funds Variable Series Trust, Liberty Funds Distributor, Inc. and Transamerica Life Insurance Company dated December 1, 2002	Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #15 on Form N-1A	(h)(14)	4/10/2003
(h)(8)(ii)	Amendment No. 2 to the Participation Agreement among Columbia Funds Variable Series Trust, Liberty Funds Distributor, Inc. and Transamerica Life Insurance Company dated December 1, 2003	Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #16 on Form N-1A	(h)(15)	4/20/2004
(h)(9)	Participation Agreement among Columbia Funds Variable Series Trust, Columbia Funds Distributor, Inc. and Transamerica Financial Life Insurance Company dated May 1, 2004	Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #16 on Form N-1A	(h)(16)	4/20/2004
(h)(10)	Participation Agreement among Columbia Funds Variable Series Trust, Columbia Wanger Asset Management, L.P. and ING Insurance Company of America dated May 1, 2004	Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #25 on Form N-1A	(h)(20)	2/22/2010

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(h)(11)
Participation Agreement among
Columbia Funds Variable Series Trust,
Columbia Funds Distributors, Inc., Sun
Life Assurance Company of Canada
(U.S.) and Sun Life Insurance and
Annuity Company of New York restated
April 1, 2007
		Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #25 on Form N-1A	(h)(19)	2/22/2010
(h)(12)
Participation Agreement among
Columbia Funds Variable Series Trust,
Columbia Wanger Asset Management,
L.P., ING Life Insurance and Annuity
Company and Reliastar Life Insurance
Company dated May 1, 2004.
		Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #21 on Form N-1A	(h)(26)	4/16/2007
(h)(12)(i)
Amendment No. 1 to the Participation
Agreement among Columbia Funds
Variable Series Trust , Columbia Wanger
Asset Management, L.P., ING Life
Insurance and Annuity Company and
Reliastar Life Insurance Company dated
May 1, 2007
		Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #25 on Form N-1A	(h)(22)	2/22/2010
(h)(13)	Participation Agreement among Merrill Lynch Life Insurance Company, Columbia Funds Variable Series Trust and Columbia Funds Distributor, Inc. dated March 4, 2005	Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #19 on Form N-1A	(h)(21)	4/20/2006
(h)(13)(i)
Amendment No. 1 to Participation
Agreement among Merrill Lynch Life
Insurance Company, Columbia Funds
Variable Series Trust and Columbia
Management Distributors, Inc. (formerly
Columbia Funds Distributor, Inc.) dated
April 27, 2007
		Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #21 on Form N-1A	(h)(18)	4/16/2007
(h)(14)	Participation Agreement among ML Life Insurance Company of New York, Columbia Funds Variable Series Trust and Columbia Funds Distributor, Inc. dated March 4, 2005	Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #19 on Form N-1A	(h)(22)	4/20/2006
(h)(14)(i)
Amendment No. 1 to Participation
Agreement among ML Life Insurance
Company of New York, Columbia Funds
Variable Series Trust and Columbia
Management Distributors, Inc. (formerly
Columbia Funds Distributor, Inc.) dated
April 27, 2007
		Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #20 on Form N-1A	(h)(20)	4/16/2007
(h)(15)
Participation Agreement among TIAA-
CREF Life Insurance Company,
Columbia Funds Variable Series Trust,
Columbia Wanger Asset Management,
L.P. and Columbia Management
Distributors, Inc. dated March 1, 2006
		Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #19 on Form N-1A	(h)(23)	4/20/2006
(h)(16)
Amended and Restated Participation
Agreement among Columbia Funds
Variable Series Trust, Columbia Wanger
Asset Management, L.P., Columbia
Management Distributors, Inc. and
Symetra Life Insurance Company dated
September 30, 2009
		Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #25 on Form N-1A	(h)(28)	2/22/2010

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(h)(17)
Participation Agreement among
RiverSource Life Insurance Co.,
Columbia Funds Variable Series Trust,
Columbia Wanger Asset Management,
L.P. and Columbia Management
Distributors, Inc. dated April 2, 2007
		Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #20 on Form N-1A	(h)(24)	4/16/2007
(h)(18)
Participation Agreement among
RiverSource Life Insurance Company of
New York, Columbia Funds Variable
Series Trust, Columbia Wanger Asset
Management, L.P. and Columbia
Management Distributors, Inc. dated
April 2, 2007
		Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #20 on Form N-1A	(h)(25)	4/16/2007
(h)(19)
Participation Agreement among Kemper
Life Insurance Company, Columbia
Funds Variable Series Trust, Columbia
Wanger Asset Management, L.P. and
Columbia Management Distributors, Inc.
dated September 18, 2008
		Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #24 on Form N-1A	(h)(30)	4/29/2009
(h)(20)	Form of Indemnification Agreement	Incorporated by Reference	Columbia Acorn Trust	2-34223	Post-Effective Amendment #120 on Form N-1A	(h)(8)	7/18/2025
(h)(21)	Amended and Restated Credit Agreement, as of October 24, 2024	Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #95 on Form N-1A	(h)(8)	11/13/2024
(i)	Not applicable
(j)	Consent of Independent Registered Accounting Firm	Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #53 on Form N-1A	(j)	4/25/2025
(k)	Omitted Financial Statements: Not Applicable
(l)	Subscription Agreement	Incorporated by Reference	Columbia Funds Variable Series Trust	33-83548	Post-Effective Amendment #2 on Form N-1A	(13)	4/19/1996
(m)	None
(n)	None
(o)	Not applicable
(p)(1)	Code of Ethics adopted under Rule 17j-1 for Registrant, effective March 2019	Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #68 on Form N-1A	(p)(1)	4/26/2019
(p)(2)	Columbia Threadneedle Investments Global Personal Account Dealing and Code of Ethics, effective December 2024	Incorporated by Reference	Columbia ETF Trust I	333-209996	Post-Effective Amendment #40 on Form N-1A	(p)(2)	12/19/2024
* This document was filed with the Securities and Exchange Commission on paper and is not available through the Securities and Exchange Commission’s Electronic Data Gathering and Retrieval (EDGAR) database. Incorporated by reference to Post-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A, Securities Act Registration No. 33-83548 (the “Registration Statement”) filed on August 25, 1995.
Item 29. Persons Controlled by or Under Common Control with the Registrant
The Registrant does not consider that there are any persons directly or indirectly controlled by, or under common control with, the Registrant within the meaning of this item. The information in the prospectuses under the caption “More Information About the Fund - Primary Service Provider Contracts - The Investment Manager” and in the statement of additional information under the caption “The Investment Manager and Investment Management Services” is incorporated by reference.

Item 30. Indemnification
Article VIII of the Agreement and Declaration of Trust of the Registrant provides that the Registrant shall indemnify each of its trustees and officers (including persons who serve at Registrant’s request as directors, officers or trustees of another organization in which Registrant has any interest as a shareholder, creditor or otherwise) (Covered Persons) against all liabilities and expenses reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, which reason of being or having been such a Covered Person, all as more fully set forth in the Registrant’s Agreement and Declaration of Trust, which has been filed as an exhibit to this registration statement. The Registrant has also agreed in an indemnification agreement to indemnify to the fullest extent authorized by applicable law against all liabilities and expenses incurred in connection with the defense or disposition any proceeding in which a trustee may be or may have been threatened by reason of any alleged act or omission as a trustee or by reason of being or having been a trustee, except with respect to any matter as to which the trustee shall have been finally adjudicated not to have acted in good faith in the reasonable belief that such trustee’s action was in the best interests of the Registrant, all as more fully set forth in the indemnification agreement with each trustee, a form of which has been filed as an exhibit to this registration statement.
Section 17(h) of the Investment Company Act of 1940 (1940 Act) provides that no instrument pursuant to which Registrant is organized or administered shall contain any provision which protects or purports to protect any trustee or officer of Registrant against any liability to Registrant or its shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office. In accordance with Section 17(h) of the 1940 Act, no Covered Person is indemnified under the Agreement and Declaration of Trust and, in the case of a trustee, the indemnification agreement against any liability to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Covered Person’s office.
Pursuant to the Distribution Agreement, Columbia Management Investment Distributors, Inc. agrees to indemnify the Registrant, its officers and trustees against claims, demands, liabilities and expenses under specified circumstances, all as more fully set forth in the Registrant’s Distribution Agreement, which has been filed as an exhibit to the registration statement. The Registrant may be party to other contracts that include indemnification provisions for the benefit of the Registrant’s trustees and officers.
The trustees and officers of the Registrant and the personnel of the Registrant’s investment adviser and principal underwriter are insured under an errors and omissions liability insurance policy. Registrant’s investment adviser, Columbia Management Investment Advisers, LLC, maintains investment advisory professional liability insurance to insure it, for the benefit of Registrant and its non-interested trustees, against loss arising out of any effort, omission, or breach of any duty owed to Registrant or any series of Registrant by Columbia Management Investment Advisers, LLC.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s organizational instruments or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission (SEC), such indemnification is against public policy as expressed in the Securities Act of 1933 and, therefore, is unenforceable.
Item 31. Business and Other Connections of the Investment Adviser
To the knowledge of the Registrant, none of the directors or officers of Columbia Management Investment Advisers, LLC (Columbia Management), the Registrant’s investment adviser, or any subadviser to a series of the Registrant, except as set forth below, are or have been, at any time during the Registrant’s past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature.
(a)
Columbia Management, a wholly owned subsidiary of Ameriprise Financial, Inc., performs investment advisory services for the Registrant and certain other clients. Information regarding the business of Columbia Management and the directors and principal officers of Columbia Management is also included in the Form ADV filed by Columbia Management with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-25943), which information is incorporated herein by reference. In addition to their position with Columbia Management, certain directors and officers of Columbia Management also hold various positions with, and engage in business for, Ameriprise Financial, Inc. or its other subsidiaries.
Item 32. Principal Underwriter
(a)
Columbia Management Investment Distributors, Inc. acts as principal underwriter for the following investment companies, including the Registrant:
Columbia Acorn Trust; Columbia Funds Series Trust; Columbia Credit Income Opportunities Fund; Columbia Funds Series Trust I; Columbia Funds Series Trust II; Columbia Funds Variable Insurance Trust; Columbia Funds Variable Series Trust (formerly Wanger Advisors Trust); and Columbia Funds Variable Series Trust II.

(b)
As to each director, principal officer or partner of Columbia Management Investment Distributors, Inc.

Name and Principal Business Address*	Position and Offices with Principal Underwriter	Positions and Offices with Registrant
William F. Truscott	President, Chief Executive Officer and Chairman of the Board	Senior Vice President
Francine Asselta	Vice President and Head of North America Institutional	None
Michael S. Mattox	Chief Financial Officer	None
Michael E. DeFao	Vice President, Chief Legal Officer and Assistant Secretary	Vice President and Assistant Secretary
Stephen O. Buff	Vice President, Chief Compliance Officer	None
James Bumpus	Vice President and Head of Intermediary Markets and Director	None
Thomas A. Jones	Vice President and Head of Strategic Relations	None
Gary Rawdon	Vice President – Distribution Strategy, Planning and Execution	None
Daniel J. Beckman	Vice President and Director	Board Member, President and Principal Executive Officer
Marc Zeitoun	Vice President and Head of North America Product	None
Suzanne Lieb	Vice President and Head of North America Marketing	None
Wendy B. Mahling	Secretary	None
Amy L. Hackbarth	Vice President and Assistant Secretary	None
Ryan C. Larrenaga	Vice President and Assistant Secretary	Senior Vice President, Chief Legal Officer and Secretary
Joseph L. D’Alessandro	Vice President and Assistant Secretary	Assistant Secretary
Christopher O. Petersen	Vice President and Assistant Secretary	Senior Vice President and Assistant Secretary
Kayla Sylvia	Vice President and Assistant Secretary	None
Shweta J. Jhanji	Vice President and Treasurer	None
Michael Tempesta	Anti-Money Laundering Officer and Assistant Identity Theft Prevention Officer	Anti-Money Laundering Officer
Kristin Weisser	Conflicts Officer	None
Kevin Sullivan	Identity Theft Prevention Officer and Assistant Anti-Money Laundering Officer	Privacy Officer and Identity Theft Prevention Officer
*
The principal business address of Columbia Management Investment Distributors, Inc. is 290 Congress Street, Boston, MA 02210.
(c)
Not Applicable.
Item 33. Location of Accounts and Records
Persons maintaining physical possession of accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder include:
■
Registrant, 290 Congress Street, Boston, MA, 02210;
■
Registrant’s investment adviser and administrator, Columbia Management Advisers, LLC, 290 Congress Street, Boston, MA, 02210;
■
Registrant’s former investment adviser and administrator, Columbia Wanger Asset Management, LLC, 71 S. Wacker Drive, Suite 2500, Chicago, IL, 60606;
■
Registrant’s principal underwriter, Columbia Management Investment Distributors, Inc., 290 Congress Street, Boston, MA, 02210;
■
Registrant’s transfer agent, Columbia Management Investment Services Corp., 290 Congress Street, Boston, MA, 02210;
■
Registrant’s sub-transfer agent, SS&C GIDS, Inc., 30 Braintree Hill Office Park, Suite 400, Braintree, MA 02184; and
■
Registrant’s custodian, JP Morgan Chase Bank, N.A., 1 Chase Manhattan Plaza, 19th Floor, New York, NY 10005.
In addition, Iron Mountain Records Management is an off-site storage facility housing historical records that are no longer required to be maintained on-site. Records stored at this facility include various trading and accounting records, as well as other miscellaneous records. The address for Iron Mountain Records Management is 920 & 950 Apollo Road, Eagan, MN 55121.
Certain information on the above-referenced physical possession of accounts, books and other documents is also included in the Registrant’s filing on Form N-CEN filed with the Securities and Exchange Commission on March 12, 2025.
Item 34. Management Services
Not Applicable.

Item 35. Undertakings
Not Applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, COLUMBIA FUNDS VARIABLE SERIES TRUST, has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Boston, and the Commonwealth of Massachusetts on the 23rd day of July, 2025.
COLUMBIA FUNDS VARIABLE SERIES TRUST
By:	/s/ Daniel J. Beckman
Daniel J. Beckman Trustee and President
Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 23rd day of July, 2025.
Signature	Capacity	Signature	Capacity
/s/ Daniel J. Beckman	Trustee and President (Principal Executive Officer)	/s/ Patricia M. Flynn*	Trustee
Daniel J. Beckman		Patricia M. Flynn
/s/ Michael G. Clarke*	Chief Financial Officer, Principal Financial Officer and Senior Vice President	/s/ Brian J. Gallagher*	Trustee
Michael G. Clarke		Brian J. Gallagher
/s/ Charles H. Chiesa*	Treasurer, Chief Accounting Officer (Principal Accounting Officer) and Principal Financial Officer	/s/ Douglas A. Hacker*	Trustee
Charles H. Chiesa		Douglas A. Hacker
/s/ Pamela G. Carlton*	Chair of the Board	/s/ Nancy T. Lukitsh*	Trustee
Pamela G. Carlton		Nancy T. Lukitsh
/s/ George S. Batejan*	Trustee	/s/ David M. Moffett*	Trustee
George S. Batejan		David M. Moffett
/s/ Kathleen A. Blatz*	Trustee	/s/ Catherine James Paglia*	Trustee
Kathleen A. Blatz		Catherine James Paglia
/s/ Janet Langford Carrig*	Trustee	/s/ Natalie A. Trunow*	Trustee
Janet Langford Carrig		Natalie A. Trunow
/s/ J. Kevin Connaughton*	Trustee	/s/ Sandra L. Yeager*	Trustee
J. Kevin Connaughton		Sandra L. Yeager
/s/ Olive M. Darragh*	Trustee
Olive M. Darragh

*	By: Name:	/s/ Joseph D’Alessandro
Joseph D’Alessandro** Attorney-in-fact
**
Executed by Joseph D’Alessandro on behalf of Michael G. Clarke and Charles H. Chiesa pursuant to a Power of Attorney, dated March 1, 2025, and on behalf of each of the Trustees pursuant to a Trustees Power of Attorney, dated March 1, 2025.

COLUMBIA ACORN TRUST
COLUMBIA FUNDS SERIES TRUST
COLUMBIA FUNDS SERIES TRUST I
COLUMBIA FUNDS SERIES TRUST II
COLUMBIA FUNDS VARIABLE INSURANCE TRUST
COLUMBIA FUNDS VARIABLE SERIES TRUST II
COLUMBIA ETF TRUST
COLUMBIA ETF TRUST I
COLUMBIA ETF TRUST II
WANGER ADVISORS TRUST
(each a “Registrant”)
POWER OF ATTORNEY
Each of the undersigned constitutes and appoints Michael G. Clarke, Joseph D’Alessandro, Michael E. DeFao, Ryan C. Larrenaga, Brian D. McCabe, Christopher O. Petersen, and Megan E. Garcy, each individually, his or her true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as a trustee of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of beneficial interest, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked with respect to any undersigned trustee by any subsequent power of attorney the undersigned may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.

Dated: March 1, 2025

[REMAINDER OF THIS PAGE IS LEFT BLANK INTENTIONALLY]

/s/ George S. Batejan	Trustee	/s/ Brian J. Gallagher	Trustee
George S. Batejan		Brian J. Gallagher
/s/ Daniel J. Beckman	Trustee	/s/ Douglas Hacker	Trustee
Daniel J. Beckman		Douglas Hacker
/s/ Kathleen A. Blatz	Trustee	/s/ Nancy T. Lukitsh	Trustee
Kathleen A. Blatz		Nancy T. Lukitsh
/s/ Pamela G. Carlton	Trustee	/s/ David M. Moffett	Trustee
Pamela G. Carlton		David M. Moffett
/s/ Janet Langford Carrig	Trustee	/s/ Catherine James Paglia	Trustee
Janet Langford Carrig		Catherine James Paglia
/s/ J. Kevin Connaughton	Trustee	/s/ Natalie A. Trunow	Trustee
J. Kevin Connaughton		Natalie A. Trunow
/s/ Olive M. Darragh	Trustee	/s/ Sandra L. Yeager	Trustee
Olive M. Darragh		Sandra L. Yeager
/s/ Patricia M. Flynn	Trustee
Patricia M. Flynn

COLUMBIA ACORN TRUST
COLUMBIA FUNDS SERIES TRUST
COLUMBIA FUNDS SERIES TRUST I
COLUMBIA FUNDS SERIES TRUST II
COLUMBIA FUNDS VARIABLE INSURANCE TRUST
COLUMBIA FUNDS VARIABLE SERIES TRUST II
COLUMBIA ETF TRUST
COLUMBIA ETF TRUST I
COLUMBIA ETF TRUST II
COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND
TRI-CONTINENTAL CORPORATION
WANGER ADVISORS TRUST
(each a “Registrant”)
POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Joseph D’Alessandro, Michael E. DeFao, Ryan C. Larrenaga and Christopher O. Petersen, each individually, his true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as Chief Financial Officer, Principal Financial Officer and Senior Vice President of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of beneficial interest, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked by any subsequent power of attorney I may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office(s) of a Registrant.
Dated: March 1, 2025
/s/ Michael G. Clarke
Michael G. Clarke

COLUMBIA ACORN TRUST
COLUMBIA FUNDS SERIES TRUST
COLUMBIA FUNDS SERIES TRUST I
COLUMBIA FUNDS SERIES TRUST II
COLUMBIA FUNDS VARIABLE INSURANCE TRUST
COLUMBIA FUNDS VARIABLE SERIES TRUST II
COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND
TRI-CONTINENTAL CORPORATION
WANGER ADVISORS TRUST
(each a “Registrant”)
POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Michael G. Clarke, Joseph D’Alessandro, Michael E. DeFao, Ryan C. Larrenaga and Christopher O. Petersen, each individually, his true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as Treasurer, Chief Accounting Officer (Principal Accounting Officer) and Principal Financial Officer of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of beneficial interest, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked by any subsequent power of attorney I may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.
Dated: March 1, 2025
/s/ Charles H. Chiesa
Charles H. Chiesa

Exhibit Index
Exhibits Related to Item 28 of Part C
(a)(1)(ii)	Amendment No.2 dated July 7, 2025, to the Agreement and Declaration of Trust of Columbia Funds Variable Series Trust (formerly Wanger Advisors Trust)
(b)	By-laws dated December 20, 2004, as amended through July 7, 2025, for Columbia Funds Variable Series Trust (formerly Wanger Advisors Trust)
(e)(1)(i)
Schedule I, effective July 1, 2025, and Schedule II, dated September 7, 2010, to the Distribution Agreement, dated March 1,
2025, between Registrant, Columbia Funds Variable Insurance Trust, Columbia Funds Variable Series Trust II and Columbia
Management Investment Distributors, Inc.

(h)(1)(i)
Schedule A, effective July 1, 2025, and Schedule B, effective July 1, 2017, to the Shareholder Services Agreement by and
between the Registrant, Columbia Funds Variable Insurance Trust, Columbia Funds Variable Series Trust II and Columbia
Management Investment Services Corp., dated April 1, 2025